UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
Date: November 22, 2021

Commission File Number: 001-40066
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Ferguson plc
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1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferguson plc
Date: November 22, 2021	By:	/s/ Graham Middlemiss
Name: Graham Middlemiss
Title: Group Company Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Announcement sent to the London Stock Exchange on November 22, 2021, titled “Notice of Dividend Currency Exchange Rate - Final Dividend 2021”